

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2011

Mr. Mark E. Tryniski
President and Chief Executive Officer
Community Bank System, Inc.
5790 Widewaters Parkway
DeWitt, New York 13214

> **Re:** **Community Bank System, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed February 15, 2011**
> **File No. 333-171656**

Dear Mr. Tryniski:

　　We have reviewed your amended registration statement filed on February 15, 2011 and the related response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please note that our comments also apply to the filings of The Wilber Corporation, where applicable.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

The Wilber Corporation – Form 10-K for the fiscal year ended December 31, 2009

Item 12: Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 91

1.　　In future filings please identify the natural persons who vote the shares owned by The AE & AT Foundation and revise note 3 to the table to explain in greater detail the "certain customers" for which Wilber National Bank acts as trustee for.

Item 13: Certain Relationships and Related Transactions, and Director Independence, page 91

2.　　We note your disclosure that "[a]ll outstanding loans to Directors and executive officers . . . were made in the ordinary course of business, on substantially the same terms . . . as those prevailing at the time for comparable transactions with other persons" instead of "persons not related to the lender" (the language in Item 404 of Regulation S-K). Please use the correct language in future filings and confirm that you could give the correct representation in this 10-K.

Amendment No. 1 to Form S-4

General

3.   Please provide the statements required by paragraphs (1) and (2) of Item 2 of Form S-4 either on the inside front cover page or directly after the table of contents.

Risk Factors, page 15

4.   We note your disclosure in the third risk factor on page 24 that "Community Bank System cannot assure that its ongoing branch expansion strategy will be accretive to earnings . . . ," and the risk factor on page 26 that ". . . there is no guarantee that the measures outlined in the Formal Written Agreement will have the intended results." Please refer to prior comment 3 in our letter dated February 7, 2011 and revise accordingly.

Recent Developments, page 29

5.   Please eliminate the phrase "all-time record."

Executive Compensation, page 90

6.   We note your statement in the introductory paragraph that "[a]djusted numbers, if any, and a complete analysis of all compensation paid to Community Bank System's and Wilber's named executive officers, will be disclosed in separate Form 8-K filings to be made by each of the companies."   Please revise the statement to clarify, if true, that the prospective analysis will also cover compensation paid to the directors of these entities. Please also tell us whether these separate 8-K filings will disclose the remaining balance of information required to be disclosed by each of Community Bank System and Wilber, respectively, pursuant to Item 402 of Regulation S-K, which has not currently been disclosed in the "Executive Compensation" section.

Exhibit 8.1

7.   Please file the final tax opinion with your next amendment.

8.   Reliance on the opinion can be limited with regard to purpose, but not person. Please revise.

Mark E. Tryniski
Community Bank System, Inc.
February 16, 2011
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any questions.

Sincerely,

Michael Clampitt
Senior Counsel

cc: (facsimile only)
        Danielle M. McCann, Esq.
        Bond, Schoeneck & King, PLLC
        (315) 218-8405